                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 17)

                            NAM TAI ELECTRONICS, INC.
                                (Name of Issuer)

                         Common Shares, $0.01 par value
                         (Title of Class of Securities)

                                   629865 205
                                 (Cusip Number)

                        Mr. M. K. Koo
                        Nam Tai Electronics (Canada) Inc.
                        999 West Hastings Street
                        Suite 530
                        Vancouver, British Columbia V6C 2W2 Canada
                        Telephone: (604) 669-7800
                        Fax: (604) 669-7816
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                              --------------------
                                  with copy to:

                        Mr. Lorne Waldman, ESQ.
                        Nam Tai Electronics (Canada) Inc.
                        999 West Hastings Street
                        Suite 530
                        Vancouver, British Columbia V6C 2W2 Canada
                        Telephone: (604) 669-7800
                        Fax: (604) 669-7816

                                  July 7, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

                                Page 1 of 4 pages
                                No exhibit index.

                                  SCHEDULE 13D


CUSIP NO. 629865 205                                                 PAGE 2 OF 4

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Ming Kown Koo
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS

--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Canadian
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          2,245,656
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            2,245,656
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,245,656
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [X]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      27.8%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
      IN
--------------------------------------------------------------------------------
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                                                                     Page 3 of 4
CUSIP NO. 629865 205


ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the Common Shares, $0.01 par value (the "Common Shares") of Nam Tai Electronics, Inc. (the "Company") an International Business Company organized under the laws of the British Virgin Islands, with principal executive offices located in Unit 9, 15/F., Tower 1, China Hong Kong City, 33 Canton Road, T.S.T., Kowloon, Hong Kong.


ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is being filed by Mr. Ming Kown Koo ("Mr. Koo") an individual.

         Mr. Koo's business address is Nam Tai Electronics, Inc., c/o Nam Tai Electronics (Canada) Ltd., 999 West Hastings Street, Suite 530, Vancouver, British Columbia, V6C 2W2, Canada.

         Mr. Koo is the Chairman of the Board of the Company.

         During the past five years Mr. Koo has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

         Not applicable.


ITEM 4.  PURPOSE OF TRANSACTION.

         The purpose of the transaction is to raise funds for Mr. Koo to: a) pay down a margin loan; b) repay a debt owing to Nam Tai Electronics, Inc. for the purchase of a residential property from the Company; and, c) to repay a personal loan. Additional sales of Common Shares may be made in the future if circumstances so require. Similarly, Mr. Koo has in the past purchased, and may in the future purchase, Common Shares in the open market for investment. Mr. Koo has no plans or proposals that relate to or would result in the matters identified in Item 4(a) through (j) of Schedule 13D.



ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) At July 10, 1997 as a result of the sale of 125,500 Common Shares Mr. Koo beneficially owned 2,245,656 or 27.8% of the Common Shares outstanding. The amount of Common Shares includes 26,667 shares that Mr. Koo may acquire upon exercise of stock options exercisable within 60 days of the date of filing and the percentage ownership was calculated in accordance with Rule 13d(1) (i) under the Securities Exchange Act of 1934. The amount of Common Shares and percentage ownership excludes 200,000 Common Shares registered to Mars Yue Kung Koo, Mr. Koo's son, as to which Mr. Koo disclaims beneficial ownership.

                                                                     Page 4 of 4
CUSIP NO. 629865 205


         (b) Mr. Koo has exclusive investment voting and investment power over the Common Shares referred to in paragraph (a) as beneficially owned by him.

         (c) The following table sets forth details of the open market sales of the Company's Common Shares (all of which were made through PaineWebber Incorporated) made by Mr. Koo since the most recent filing on Scedule 13D.


                            NUMBER
                              OF
            TRADE           SHARES       SALES
            DATE           SOLD (#)    PRICE ($)    PROCEEDS ($)
            ----           --------    ---------    ------------
         June 4, 1997        5,500      12.625      $   69,437.50
         June 18, 1997      20,000      14.375      $  287,500.00
         July 7, 1997      100,000      17.625      $1,762,500.00
                           -------                  -------------
                 Total     125,500                  $2,119,437.50
                           =======                  =============


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Previously reported.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Not applicable



SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 10, 1997




                                        By:  /s/ Ming Kown Koo
                                            -------------------------------